EXHIBIT 99.1

AGRIUM INC.

ANNUAL INFORMATION FORM

Year Ended December 31, 2006

February 21, 2007

AGRIUM INC.
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

Following is a table of contents of the Annual Information Form referencing the applicable requirements of Form 51-102F2 of the Canadian Securities Administrators. Certain portions of this Annual Information Form are disclosed in Agrium Inc.’s Management’s Discussion & Analysis and Consolidated Financial Statements for the year ended December 31, 2006 and are incorporated herein by reference as noted below.

				Page Reference
					Incorporated by	Incorporated by
					Reference from the	Reference from the
				Annual	2006 Management’s	2006 Consolidated
				Information	Discussion &	Financial Statements
				Form	Analysis	and Notes thereto

Item 1 – Cover Page				1
Item 2 – Table of Contents				2 - 3
Item 3 – Corporate Structure				4
3.1	Name, Address and Incorporation			4
3.2	Intercorporate Relationships			4
Item 4 – General Development of the Business				4
4.1	Three Year History			4 - 7
Item 5 – Description of the Business				7
5.1	Business of Agrium			7
	a.	Summary		7
		i.	Products, Services and Markets	7 - 8	21 - 26(1), 31 - 37(2), 47 - 50(3)
		ii.	Transportation, Storage and Distribution	8 - 9
		iii.	Selected Financial Information	9		Note 25
	b.	Production Methods		9
	c.	Competitive Position		9 - 10
	d.	New Products		10
	e.	Sources of Raw Materials		10	40 - 41(4), 43(5), 45 - 46(6)
	f.	Intangible Properties		10 - 11
	g.	Seasonality		11	59(7)
	h.	Environmental Protection Requirements		11
	i.	Employees		11 - 12
5.2	Risk Factors			12 - 14

(1) Under the heading “Our Retail Business”.
(2) Under the heading “Our Wholesale Business”.
(3) Under the heading “Our Advanced Technologies Business”.
(4) Under the heading “Nitrogen Product Cost”.
(5) Under the heading “Potash Product Cost”.
(6) Under the heading “Phosphate Product Cost”.
(7) Under the heading “Seasonality”.

Table of Contents continued on next page

AGRIUM INC.
ANNUAL INFORMATION FORM
TABLE OF CONTENTS (CONTINUED)

		Page Reference
			Incorporated by	Incorporated by
			Reference from the	Reference from the
		Annual	2006 Management’s	2006 Consolidated
		Information	Discussion &	Financial Statements
		Form	Analysis	and Notes thereto

Item 6 – Dividends		14
Item 7 – Description of Capital Structure		15
7.1	General Description of Capital Structure	15	67(8)	Note 19
7.2	Constraints	15
7.3	Credit Ratings	15 - 16
Item 8 – Market for Securities		16
8.1	Trading Price and Volume	16 - 17
8.2	Prior Sales	17
Item 9 – Escrowed Securities		17
Item 10 – Directors and Officers		17
10.1	Name, Occupation and Security Holding	17 - 20
10.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	20
10.3	Conflicts of Interest	20
Item 11 – Promoters		20
Item 12 – Legal Proceedings		20
Item 13 – Interest of Management and Others in Material Transactions		21
Item 14 – Transfer Agent, Registrar and Trustees		21
Item 15 – Experts		21
15.1	Names of Experts	21
15.2	Interests of Experts	21
Item 16 – Audit Committee		21
16.1	Audit Committee Charter	21
16.2	Composition of the Audit Committee	21
16.3	Relevant Education and Experience of Members of the Audit Committee	22 - 23
16.4	Pre-Approval Policies and Procedures	23
16.5	External Auditor Service Fees (By Category)	23 - 24
Item 17 – Additional Information		24

(8) Under the heading “Outstanding Shares”.

INTERPRETATION

In this Annual Information Form (AIF), unless the context otherwise indicates, “Agrium” refers to Agrium Inc., its subsidiaries and any partnership of which Agrium and its subsidiaries are the partners, and “Corporation” refers to the corporate entity, Agrium Inc. References to “dollars”, “$”, and “U.S.$” are to United States dollars. Unless otherwise specifically herein provided, the information contained in this Annual Information Form is stated effective as at December 31, 2006.

ITEM 3 — CORPORATE STRUCTURE

3.1	NAME, ADDRESS AND INCORPORATION

Agrium Inc. was incorporated by Articles of Incorporation under the Canada Business Corporations Act on December 21, 1992. The Corporation’s head office and principal place of business is located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8.

3.2	INTERCORPORATE RELATIONSHIPS
(As at February 21, 2007)

Principal Subsidiaries & Associated Companies	Jurisdiction of Incorporation or Organization	Ownership

AGRIUM, a general partnership	Alberta	100%
Agrium U.S. Inc.	Colorado	100%
Crop Production Services, Inc.	Delaware	100%
Western Farm Service, Inc.	Delaware	100%
Agroservicios Pampeanos S.A.	Argentina	100%
Nu-West Industries, Inc.	Delaware	100%
Profertil S.A.	Argentina	50%
Royster-Clark, Inc.	Delaware	100%

ITEM 4 — GENERAL DEVELOPMENT OF THE BUSINESS

4.1	THREE YEAR HISTORY

2004

Except for some volatility in international nitrogen prices in the first quarter, the fertilizer cycle remained strong throughout 2004. Global fertilizer demand continued to be supported by a tight world grain market and good global economic growth. Weather conditions in our key market regions were negatively affected by early winter conditions that impacted crop harvest progress throughout the fall.

Our key objectives in 2004 included stringent focus on controlling costs and maximizing efficiency, further improvement of our financial position, identification and evaluation of growth opportunities and resolution of natural gas issues at our Kenai facility.

With most of our plants operating at or near capacity and strong industry fundamentals, our 2004 results reflected record net sales, gross profit, and net earnings and our financial position improved. Cash and cash-equivalents were $425-million at December 31, 2004 compared to $200-million at December 31, 2003, and record operating cash flow was generated in the amount of $440-million. Our ratio of debt-to-debt plus equity decreased from 61 percent at December 31, 2003 to 45 percent at December 31, 2004.

Our dispute with Unocal was resolved in 2004 through both an Arbitration Panel ruling made in July 2004 and a negotiated settlement concluded in December 2004.

The Arbitration Panel awarded us liquidated damages over gas supply obligations of $37-million plus interest to the end of April 2004. An additional $13-million was received for the period May to December 2004. The total liquidated damages recorded for the year totaled $50-million.

In December of 2004, we settled the remaining issues in dispute with Unocal. The settlement established a definitive gas supply obligation from Unocal to the Kenai facility up until October 31, 2005. The settlement resulted in a net gain to Agrium of $36-million pre tax or $21-million after tax. This net gain was reflected in Agrium’s 2004 financial results and is in addition to the 2004 Arbitration Panel award described above.

2005

Overall, tight supply/demand fundamentals in the global fertilizer industry continued in 2005. Economic conditions in North America, China and India remained strong reducing the impact from poor conditions in the Brazilian farming economy. While new production capacity was added by producers, many European and North American producers announced production curtailments in the fall of 2005 in response to the rise in natural gas costs.

We achieved record earnings of $283-million in 2005. Wholesale operations set annual gross profit records for both potash and nitrogen. In our Retail segment, net sales and gross profit for all product lines, including seed, application, chemicals and fertilizers increased.

Our critical priorities for 2005 included aggressive pursuit of our growth strategy both through acquisition opportunities in the fertilizer supply chain and incremental expansion in the growth areas of our business. Both our acquisition activities and expansion projects are discussed below.

Acquisitions

On February 1, 2005 our Retail segment acquired United Agri Products’ South American retail operations, which comprised 18 retail outlets. The acquisition complements Agroservicios Pampeanos S.A. (ASP), our existing retail business in South America. In contrast to ASP, which has a sales mix of 70 percent fertilizers and less than 20 percent chemicals, the newly acquired outlets have a sales mix of over 90 percent chemicals and approximately five percent fertilizers.

On October 12, 2005, we acquired the Western Canadian fertilizer distribution assets of Imperial Oil consisting of fertilizer storage and distribution assets and associated long-term leases for land at over 190 independently operated retail locations. Approximately 500,000 tonnes of fertilizer per year is marketed through these locations and the transaction includes an exclusive supply agreement with the dealers. We expect to benefit from increased sales in Western Canada, which has historically provided a high gross margin netback versus other markets.

In 2005, we also undertook significant financing activities in line with our strategic financial objectives. These activities included:

•	Redemption of the eight percent preferred securities on February 14, 2005 for $175-million;

•	Repurchase of approximately five million common shares for $98-million through a normal course issuer bid; and,

•	Retirement of $126-million of long-term debt.

2006

Key corporate goals achieved in 2006 included the acquisition of Royster-Clark, Nu-Gro and Pursell Technologies, the completion of the expansions of our potash and ESN production facilities, and the securing of sufficient natural gas supplies to allow for the operation of one ammonia and one urea plant at the Kenai, Alaska facility for eight months in 2007. We continued to focus on maintaining a prudent capital structure to allow us to capitalize on expansion opportunities as they arise. Consolidated earnings of $33-million were down compared to 2005 and 2004.

In 2006, the Corporation adopted an operating and management structure consisting of a Corporate group and three strategic business units: Retail, Wholesale, and Advanced Technologies. Retail comprises the sale of fertilizers, chemicals, seed, custom application services and agronomic consulting. Wholesale comprises the production and sale of the three primary nutrients: nitrogen, phosphate and potash. Advanced Technologies comprises the production and sale of controlled-release fertilizers and other professional products. Corporate is a non-operating segment for inter-segment eliminations and corporate functions. During the fourth quarter of 2006, the Corporation revised the composition and names of its reporting segments to correspond to the strategic business unit structure and internal reporting.

Retail results were lower in 2006 than 2005. Overall, Retail’s markets were challenged this year by weaker demand for crop inputs partly due to unfavorable crop prices in the first half of the year, decreased pest pressure that led to lower chemical sales across the U.S., and lowered crop input applications due to wet weather in the Eastern Cornbelt, compared to 2005.

Wholesale sales and gross profit were lower than those achieved in 2005. Gross profit was affected by adverse conditions in the wholesale market including higher input costs, weak fertilizer demand partly due to unfavorable crop prices in the first half of the year, the delay of settlement in the China and India potash pricing negotiations, and poor weather conditions in certain market regions. Start up issues related to the expansion at our Vanscoy potash facility, continued production challenges related to high iron content of phosphate rock from our Kapuskasing facility, and market related slow downs in several of our North American nitrogen facilities, resulted in lower overall production volumes and higher cost of product sold across all product lines. During the first quarter, we experienced a loss of $43-million related to our inability to achieve hedge accounting treatment for some of our gas hedge positions. A $95-million after-tax impairment charge on our Canadian phosphate facilities was recognized in the fourth quarter of 2006 to reflect quality issues with the rock from our Kapuskasing phosphate mine and a reduction in the estimated economic ore reserve life.

Acquisitions and Divestitures

On January 25, 2006, we completed an $86-million acquisition from Spectrum Brands Inc. (“Spectrum”) of its Nu-Gro fertilizer technology and professional products businesses. This acquisition is beneficial in that it provides us with new controlled release and professional products, with strong, stable margins. Nu-Gro operates four production facilities with strong customer relationships based on the Nu-Gro brand. As part of this transaction, Agrium entered into a multi-year supply arrangement with Spectrum to supply Spectrum’s Consumer Business. Earnings of this acquisition are included as part of our Advanced Technologies segment.

On February 9, 2006, we closed a $474-million acquisition of Royster-Clark, resulting in our Retail business unit becoming the largest agricultural retailer in the U.S. Royster-Clark is a major distributor of agricultural nutrients, seed and crop protection services and provider of agronomic services to farmers principally in the Midwestern and Southeastern U.S. With this acquisition, we acquired over 250 retail farm centers that added geographic and product diversity to our existing retail business segment. Royster-Clark’s operations comprise both retail and wholesale activities and its earnings are aggregated into both our Retail segment and our Wholesale segment. Our company has filed a form 51-102F4 in respect of this acquisition.

On April 26, 2006, we completed the sale of the East Dubuque, Illinois nitrogen production facility for $50-million plus $20-million of related working capital. We have been appointed the exclusive distributor of the products manufactured at the facility for agricultural and industrial use as part of a ten-year distribution agreement.

On August 8, 2006, we purchased certain assets and technologies of Pursell Technologies Inc. (“Pursell”) for $91-million. The assets are primarily used in the production and sale of controlled-release fertilizer products. This acquisition provides us with new products in the controlled release and professional products markets that complement our existing product lines in these markets, patented technology for emerging non-fertilizer controlled release products, such as specific crop protection products, and a production, research and development facility in Sylacauga, Alabama. Earnings from this acquisition are included as part of our Advanced Technologies segment.

Incremental Expansion

In 2006, we completed the following significant capital projects:

•	The expansion of our Vanscoy potash operation in Saskatchewan during October, which is expected to add an additional 310-thousand tonnes per year of production capacity; and

•	The expansion of our ESN150 facility at the end of February, bringing our total ESN production capability to 150 thousand tonnes and making our Carseland, Alberta plant the largest polymer-coated controlled release fertilizer production facility in the world.

We are in the final stages of conducting a feasibility study to build a new world scale nitrogen facility in Egypt, and expect to make a decision on whether to proceed to construction by the end of the first quarter of 2007.

On July 19, 2006, we announced that we had entered into a non-binding Memorandum of Understanding with Northern Lights Partnership for the supply of hydrogen and other products from a proposed Northern Lights’ heavy oil, or bitumen, upgrader and gasification facility to our Redwater, Alberta nitrogen and phosphate operations. Low-cost hydrogen produced from the gasification facility would replace natural gas as the feedstock for our Redwater, nitrogen facility. Our Kenai nitrogen facility temporarily shut down in late October 2006 as a result of seasonal gas supply issues, and is expected to restart in March 2007 and operate until at least October 2007. An important consideration in the Kenai facility’s continued operation is the potential future availability of gas and/or completion of a coal gasification unit. On August 31, 2006, we announced that our Kenai gasification project was proceeding to a detailed feasibility review.

In May 2006, we issued $300-million of 7.125 percent, 30-year debentures under a shelf prospectus. Proceeds of the debt offering were used to redeem $101-million of the principal amount of notes outstanding and to repay a portion of our outstanding indebtedness under our Credit Facilities which were used to fund, in part, our acquisition of Royster-Clark.

In 2006, Profertil, our 50 percent joint venture nitrogen facility and the Argentine Government reached an agreement on short-term support measures to restrict prices of urea to a $300/tonne cap on product sold in Argentina. This decision had no material impact on our 2006 financial results, but could restrict profitability, depending on future prices.

ITEM 5 — DESCRIPTION OF THE BUSINESS

5.1	BUSINESS OF AGRIUM

We are a major retailer of agricultural products and services in the United States (U.S.) and Argentina and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. For the fiscal year ending December 31, 2006, we reported our business through three operating segments and a fourth non-operating segment for corporate and inter-segment eliminations. The three operating segments were Retail, Wholesale, and Advanced Technologies.

a)	SUMMARY

i)	Products, Services and Markets

Retail

Our Retail operating segment sells fertilizers, crop protection products, seeds and agronomic services to farmers through 436 farm centers in the U.S., Argentina and Chile.

Wholesale

Our Wholesale operating segment manufactures, purchases and markets a full range of nutrients including nitrogen-based, potash and phosphate-based fertilizer products.

We own and operate seven major nitrogen facilities. Two of these facilities are directed to international sales, one located in Bahia Blanca, Argentina (Profertil) and one in Kenai, Alaska. We operate four large nitrogen facilities in Alberta, Canada and one in Borger, Texas. The majority of the nitrogen produced in Alberta is sold in Western Canada and the North Western and Northern Plains regions of the U.S. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is sold by pipeline from Texas to the Western Cornbelt. We also own and operate a number of facilities that upgrade ammonia to other nitrogen products such as nitrogen solutions (UAN) and nitric acid. Total capacity of these plants is over 6.4-million product tonnes.

We own and operate a potash mine and production facility at Vanscoy, Saskatchewan, Canada. Capacity of this plant is over two million product tonnes.

Our Redwater, Alberta facility also produces sulphur and phosphate-based fertilizers and is supplied phosphate rock from our phosphate rock mine located at Kapuskasing, Ontario, Canada. A second phosphate-based fertilizer production facility and phosphate rock mine are located at Conda, Idaho, U.S. Total capacity of these plants is over 1.3 million product tonnes.

In addition to the above production plants, we operate granular micronutrient production facilities and several fertilizer granulation and blending plants in the U.S.

Products from our facilities in North America are primarily marketed within North America with the exception of production from our Kenai, Alaska and Vanscoy, Saskatchewan plants. Kenai products are primarily marketed internationally, and approximately 40 percent of Vanscoy’s potash production is sold internationally. Products produced at our joint venture plant in Argentina are marketed both within Argentina and internationally.

We have an extensive storage and wholesale distribution network serving Western Canada and the Pacific Northwest, California, Midwest Cornbelt, Great Plains, and Southeast regions of the U.S. Increased distribution assets acquired during the year as part of the Royster-Clark transaction has facilitated growth in the product purchased for resale markets.

Advanced Technologies

Commencing July 1, 2006 the newly acquired Nu-Gro and Pursell controlled-release fertilizer and professional products businesses, along with our existing controlled-release products, are included in the new Advanced Technologies operating segment. This segment is comprised of fertilizer technologies and professional products. Advanced Technologies utilizes urea produced at our Wholesale Carseland facility in their production of ESN.

Fertilizer technologies include the manufacturing and marketing of controlled-release nitrogen fertilizers that are sold to the fertilizer industry worldwide. We have numerous exclusive arrangements with distributors in North America and certain other countries. Fertilizer technology products are produced in four production facilities located in the U.S. at Mobile, Alabama and Sylacauga, Alabama and in Canada at Courtright, Ontario and Carseland, Alberta.

Professional products include the marketing of fertilizer and pest control products in Canada to the professional turf market (golf courses and lawn care companies) and the structural pest control industry (pest control in residential and commercial structures). Professional products are marketed through an extensive network of distributors across Canada and are produced in two Canadian production facilities located in Putnam, Ontario and Brighton, Ontario.

For additional information regarding the products, services and markets of our business, see the discussion under the heading “Our Retail Business” on pages 21 to 26, “Our Wholesale Business” on pages 31 to 37, and “Our Advanced Technologies Business” on pages 47 to 50 of the 2006 Management’s Discussion & Analysis, which is incorporated herein by reference.

ii)	Transportation, Storage and Distribution

A significant portion of delivered costs of fertilizer products to certain customers is attributable to transportation. We have entered into various rail, pipeline and other transportation agreements to provide reliable and competitive transportation services. We lease approximately 3,200 rail tank and hopper cars, some of which are specially designed to transport fertilizer products. This fleet is supplemented by railroad-supplied cars as needed to meet peak-season transportation requirements. We own atmospheric, pressurized anhydrous ammonia storage, dry product, and liquid product facilities at locations in Western Canada, the Pacific Northwest, California, the Midwest Cornbelt and the Great Plains regions of the U.S. With the Royster-Clark acquisition, more than 30 seed processing, fertilizer granulation and fertilizer blending facilities have been added as well as over 70 storage warehouses, distribution terminals and other storage capacity exceeding one million tonnes. These facilities, when combined with storage capability at the production facilities, provide a network of field and production site storage capacity sufficient to meet customer requirements.

iii)	Selected Financial Information

Net sales classified by operating segment and by product category for our two most recently completed financial years are provided in Note 25 to our 2006 Consolidated Financial Statements, which Note is incorporated herein by reference.

b)	PRODUCTION METHODS

Production methods for our manufactured products are as follows:

Nitrogen-based fertilizers

Nitrogen-based fertilizers use nitrogen taken from the air. The nitrogen is reacted with a hydrogen source, usually natural gas reformed with steam, to produce ammonia. The ammonia is the feedstock for the production of upgraded nitrogen products, including urea, and urea ammonium nitrate. Urea is produced by combining ammonia with carbon dioxide and forming liquid urea, which can be further processed into a solid, granular form. Urea ammonia nitrate is a liquid fertilizer and is produced by combining liquid urea, liquid ammonium nitrate and water.

Potash

We produce potash using conventional mining methods from one kilometer deep ore bodies. The mined ore is a mixture of potash, salt and clay. Removing the clay and salt through a milling process produces saleable potash.

Phosphate

The principal raw materials used in the production of phosphate fertilizers are phosphate ore, ammonia, sulphuric acid and sulphur. We extract phosphate ore using surface mining techniques. The ore is mixed with recycled water to form slurry and then screened to remove coarse materials, washed to remove clay and floated to remove sand to produce phosphate rock. The phosphate rock is then reacted with sulphuric acid to produce phosphoric acid. The phosphoric acid is then reacted with ammonia to form a granular product or concentrated to form liquid product.

Advanced Technologies

We use three production methods; (a) coating methods, where various fertilizer substrates are encapsulated to provide a desired release profile, (b) reacted slow release production, where urea is combined with other nitrogen elements to produce a slow release profile, and (c) packaging and blending of fertilizers.

c)	COMPETITIVE POSITION

The market for our nutrients and crop production inputs is highly competitive. Our competitors include other large integrated fertilizer producers, cooperatives, divisions of agribusiness companies, regional distributors and independent dealers.

We have 406 retail farm centers located throughout many of the major growing areas in the U.S. and another 30 centers in Argentina. We are a major distributor of fertilizers, chemicals and seed in a highly competitive industry, particularly with respect to price and service. Our principal competitors in the distribution of crop production inputs include agricultural co-operatives, national fertilizer producers, major grain companies and independent distributors and brokers.

Nitrogen-based fertilizer is a global commodity, and customers, including end-users, dealers and other fertilizer producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities are also important competitive factors. We compete with a number of producers in North America and other countries, including state-owned and government-subsidized entities.

Competition in the phosphate and potash fertilizers market is based largely on price, reliability and deliverability. The relative cost and availability of phosphate and potash ore, and the efficiency of production facilities are also important competitive factors. Domestic competition for phosphate and potash comes mainly from a small number of large producers. In addition, the production and trade of phosphate and potash have become increasingly global and a number of foreign competitors produce phosphate and potash primarily for the export market.

The professional products business of the Advanced Technologies segment is North America’s leading manufacturer and supplier of fertilizer and pest control products to the professional turf and pest control industries. Our competitors in the professional turf industry are numerous whereas competition in the pest control industry is more concentrated.

d)	NEW PRODUCTS

The acquisition of Nu-Gro and Pursell introduced several new controlled-release fertilizers, branded fertilizers and pest control products into our Advanced Technologies product line. Controlled-release fertilizers include polymer-coated, sulfur-coated, and reacted controlled release nitrogen fertilizers. The nitrogen release rate for these products is dependant on moisture and soil temperature, which similarly determines plant growth and nutrient demand. Our controlled-release products offers customers a mix of product features and cost. Branded fertilizers include ProTurf, Nu-Gro and Par EX. Pest control products include herbicides, fungicides, rodenticides, insecticides and bait stations.

e)	SOURCES OF RAW MATERIALS

A discussion of our sources of primary raw materials used in the manufacture of nitrogen-based fertilizers, potash and phosphate-based fertilizers is under the headings “Nitrogen Product Cost”, “Potash Product Cost”, and “Phosphate Product Cost” on pages 40 to 41, 43, and 45 to 46 of the 2006 Management’s Discussion & Analysis, which is incorporated herein by reference.

f)	INTANGIBLE PROPERTIES

Our Advanced Technologies operating segment has registered and pending trademarks in Canada, the United States and other countries where its products are sold. The following tables summarizes its main trademarks:

Trademarks

Trademark	Countries
SCU®	Canada
Nitroform®	Australia, Bolivia, Canada, Costa Rica, Denmark, Finland, France, Greece, Ireland, Italy, Japan, Malaysia, New Zealand, Norway, South Africa, Sweden, Switzerland, Thailand, United States
Nutralene®	Australia, Canada, Denmark, Finland, France, Greece, Ireland, Japan, Malaysia, New Zealand, Sweden, Thailand, Turkey, United Kingdom, United States, International Registration (includes Austria, Bulgaria, Benelux, China, Croatia, Czech Republic, Egypt, France, Hungary, Italy, Liechtenstein, Morocco, Poland, Slovakia, Slovenia, Spain, Switzerland, Ukraine)
IB Nitrogentm	United States
ProTurf®	Canada, United States

Par Ex®	Canada
Nu-Spec®	Canada, United States
ESN®	Australia, Canada, Mexico, United States, New Zealand
ESNtm	Argentina, European Community (CTM), Malaysia
ESN DESIGN	Australia, Canada, Mexico, United States, New Zealand
ESN DESIGNtm	Argentina, European Community (CTM), Malaysia
DURATION®	Benelux, Canada, Germany, Japan, South Korea, Malaysia, Taiwan, Thailand, United States
DURATIONtm	Argentina, Mexico
DURATION CR®	Canada, United States
DURATION CRtm	European Community (CTM), Malaysia
SMART NITROGEN	Canada, New Zealand
SMART NITROGENtm	European Community (CTM), Malaysia, Mexico, United States
AGRIUM ADVANCED TECHNOLOGIEStm	Argentina, Australia, Benelux, Brazil, Canada, Chile, China, Costa Rica, France, Germany, Ireland, Italy, Japan, Korea, Mexico, New Zealand, Spain, Thailand, United Kingdom, United States

While these trademarks constitute valuable assets, we do not regard any single trademark as being material to our operations as a whole.

g)	SEASONALITY

The extent that our business is cyclical or seasonal is discussed under the heading “Seasonality” on page 67 of the 2006 Management’s Discussion and Analysis, which is incorporated by reference herein.

h)	ENVIRONMENTAL PROTECTION REQUIREMENTS

Our operations are subject to a variety of federal, provincial, state and local laws and regulations, some of which relate to the remediation of existing environmental conditions while others require that certain work be carried out at the time of plant closure, or when the specific asset is retired. The most restrictive of these requirements are typically issued to us in the form of permits, approvals, authorizations and licenses that are intended to protect employees from injury and illness and the environment and community from harm. The laws and regulations may limit or regulate operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and, emissions and other discharges. Asset retirement obligations are often stipulated in our facility operating licenses and permits, although they may also arise from contractual obligations and other legal requirements then in effect. For facilities with these stipulations, asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land.

i)	EMPLOYEES

As of December 31, 2006 we employed 6,554 people. The breakdown of employees by operating segment is as follows:

Operating Segment	Number of Employees

Retail	3,735
Wholesale	2,304
Advanced Technologies	281
Corporate	234

Total	6,554

Hourly employees at the following plants are represented by labor unions with the contract expiration date for each plant shown in parenthesis: Fort Saskatchewan, Alberta (December 31, 2008); Kenai, Alaska (March 31, 2008); Vanscoy, Saskatchewan (March 31, 2006, renegotiation is in progress).

Approximately 95 employees of Royster-Clark are represented by unions at five facilities. Contract expiration dates range from June, 2007 to August, 2009.

Management believes that it has good relations with both its unionized and non-unionized employees.

5.2	RISK FACTORS

The following are certain risk factors relating to the business of Agrium:

Industry and Product Price & Margin Volatility

Agrium’s operating results are dependent on demand for crop inputs and on nutrient prices and margins. Demand for crop inputs can be affected by a number of factors including weather conditions, particularly during periods of seasonally high demand in the spring and fall, current and expected future grain prices, governmental policies that may directly or indirectly influence the number of acres planted or the mix of crops planted. In addition, since crop nutrients are used for industrial applications, industrial markets and the general economy affect crop nutrients demand and prices.

The price at which Agrium sells its products could fall or fluctuate unpredictably in the event of significant changes in crop nutrient supply and demand conditions. This price volatility may cause Agrium’s results of operations to fluctuate significantly. Prices and margins for all three major nutrients have demonstrated significant volatility in prices over time.

Margins for nitrogen in particular can vary significantly due to the potential for changes in both nitrogen sales price and raw material cost. Natural gas is the principal raw material used to produce nitrogen-based fertilizers. In 2006, natural gas accounted for approximately 85 percent of the cash cost of producing ammonia, the building block of all nitrogen-based fertilizer. From time to time, a significant rise in the cost of natural gas, a major component of production costs, has negatively impacted Agrium’s gross profits. There can be no assurance that increased manufacturing costs resulting from increased natural gas costs can be recovered in sale price increases to Agrium’s customers. While Agrium financially hedges some portion of its gas supply to reduce risk and volatility, a significant increase in the cost of natural gas that is not hedged and could not be recovered through an increase in nitrogen-based fertilizer prices could have a material adverse effect on Agrium. An extended interruption in supply of natural gas to Agrium’s production facilities could have a material adverse effect on Agrium’s business, financial condition or results of operations. Production costs for phosphate and potash products can also vary depending on factors such other input costs, such as sulphur for phosphate production, and the value of the Canadian dollar.

Agrium has at various times suspended production at some of its facilities due to either reduced demand or reduced margins. If industry oversupply conditions exist, the price at which Agrium sells its products could decline, which could have an adverse effect on its business, financial condition and results of operations. The extent to which Agrium utilizes available capacity at its facilities will cause fluctuations in its results of operations, as Agrium will incur costs for any temporary or permanent shutdowns of its facilities. Key input costs such as natural gas may fluctuate significantly between the time the product is manufactured and the time it is sold. Inventory of product may be built up in off-season periods when costs may be relatively high and may be required to be sold when prices decline, potentially negatively impacting margins. Inventory accumulations may be financed by short-term borrowings, which are retired with the proceeds of the sales of such inventory.

Transportation costs and reliability of product delivery to our customers are key success factors of our Wholesale marketing operations. A potential medium-term risk is the increased regulations and costs of transporting ammonia within North America given the safety risks of transporting this product.

International Operations

For the year ended December 31, 2006, Agrium derived approximately 10 percent of its net sales from customers outside North America. As a result, Agrium is subject to numerous risks and uncertainties relating to international sales and operations, including:

•	Difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;
•	Unexpected changes in regulatory environments;
•	The impact of government ownership and regulation of the economy in the markets Agrium serves;
•	Political and economic instability, including the possibility for civil unrest;
•	Earnings that may be subject to withholding requirements;
•	Imposition of tariffs, exchange controls or other restrictions; and,
•	The impact of currency exchange rate fluctuations between the U.S. dollar and other currencies, particularly the Canadian dollar and the Argentine peso.

The occurrence of any of the events above in the markets where Agrium operates, particularly in Argentina, could jeopardize or limit Agrium’s ability to transact business in those markets and could adversely affect Agrium’s revenues and operating results.

Competition

The market for Agrium’s crop inputs and many other products is highly competitive. Agrium’s competitors include other agriculture retailers, specialty product manufacturers and large integrated fertilizer producers; many of these competitors may be cooperatives, regional distributors and independent dealers.

Fertilizer is a global commodity and customers base their purchasing decisions principally on the delivered price and availability of the product. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities are also important competitive factors. Agrium competes with a number of producers outside of North America including state-owned and government-subsidized entities which may have greater access to resources than Agrium, including some that may be lower cost or government subsidized. An inability to compete with our competitors may harm our business results by lowering our sales and profits.

Human Resources & Integration of Acquisitions

The tight labour market across many areas in which we operate and the associated risk of losing key individuals from the company is a risk to the business. There is a risk associated with any new acquisition that the new business is not integrated into the broader organization in an optimal manner that would ensure expected or optimal synergies to be fully realized. Similarly, there is a risk that expansions to existing facilities or greenfield developments undertaken may not return the anticipated expected return on investment.

Legislation, Environmental, Health and Safety

The production, storage, distribution and sale of fertilizers and other agricultural inputs is heavily regulated. The purpose of this legislation is to protect human health and the environment. These include design, construction and operations limits as well as air emissions, water discharges and waste management regulation enforced through site-specific permit and license requirements at our mining, manufacturing, terminal and retail locations. Strict rules apply to each mode of transportation (rail, barge and truck) and pertain to vehicle design, maintenance, inspection, repair and operation. Products must be appropriately packaged, labeled and registered for use in accordance with each specific jurisdiction in which it is sold. Overlaying these infrastructure requirements and operational limits, and applicable to all aspects of our business, are worker protection and security regulations, emergency response programs and mitigation of contaminated sites. Agrium expends considerable resources — in capital, operating and staffing costs — ensuring that these legislative requirements are met.

While the cost of adherence to existing legislative requirements is an accepted and largely beneficial aspect of the business, changes in legislation or the interpretation of existing legislation can have significant and unintended consequences on the business. For example, Canada has ratified the Kyoto Protocol and continues to work on its implementation, including the compliance framework and targets for “large final emitters” (LFEs) in the industrial sector. A number of Agrium’s Canadian facilities have been identified as LFEs and will be subject to regulated reductions in greenhouse gas (GHG) emissions as early as the 2008-2012 timeframe. Given the energy intensive nature of fertilizer production, nitrogen production in particular, this creates a risk of additional regulatory burden and compliance costs. Further, in a globally competitive fertilizer industry there is a risk of an unequal playing field emerging providing a competitive advantage for nitrogen producers who are not subject to equivalent compliance measures.

Agrium is in the process of cleaning up historic contamination at various properties, including mining operations of predecessor companies, and also reclaiming certain retired properties. An environmental remediation liability in the amount of approximately $117-million (undiscounted) as of December 31, 2006 has been recorded to provide for estimated remedial costs and an asset retirement obligation in the amount of approximately $71-million (escalated at an inflation rate and discounted) as of December 31, 2006 has been recorded to provide for estimated costs relating to asset retirement activities. Agrium believes that it has undertaken and continues to pursue all investigative remedial and reclamation actions at these sites and records appropriate environmental remediation liabilities and asset retirement obligations in its consolidated balance sheet. However, there can be no assurance that material costs or liabilities in excess of the liabilities or obligations will not be incurred in connection with such cleanup or asset retirement activities or related proceedings, claims, compliance requests in the future for currently unknown environmental remediation liabilities or asset retirement obligations.

Permits
Agrium holds numerous governmental environmental, mining and other permits and approvals authorizing operations at each of their facilities. A decision by a government agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on Agrium’s ability to continue operations at the affected facility.

Trade Regulation
Agrium is subject to the trade laws and policies of the U.S. and other countries in which it sells its products, including anti-dumping regulations. There have been a number of anti-dumping proceedings in the U.S. and Mexico to which various importers of fertilizer products, including Agrium, have been subject. None of the proceedings has resulted in an adverse determination against Agrium. While Agrium believes that its products are sold at fair prices, there can be no assurance that it will not be the subject of anti-dumping or other trade regulation proceedings in the future. If Agrium is named in any such proceedings, any adverse determination could have an adverse effect on its results of operations.

Damage to Facilities; Natural Hazards
Agrium’s business is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, unusual or unexpected weather conditions, changes in the regulatory environment such as potential flooding of facilities and/or earthquakes. Such occurrences could result in significant interruption of operations, damage to, or destruction of production facilities, personal injury or death, environmental damage, delays in production, monetary losses and possible legal liability. Agrium maintains insurance against risks that are typical in the industry (including business and interruption insurance), but such insurance may not provide adequate coverage in certain unforeseen circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution, earthquakes and terrorist acts) is not generally available to companies within the industry and, if available, may not be available at acceptable premiums. Although Agrium maintains liability insurance in an amount which it considers adequate, liabilities might exceed policy limits or Agrium might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Agrium could incur significant costs that could have a material adverse effect upon results of operations.

ITEM 6 — DIVIDENDS

Our present intention is to pay regular dividends on our common shares. A semi-annual cash dividend of U.S.$0.055 per share has been paid since 1996. The declaration, amount and date of payment of dividends is determined by the Board of Directors from time to time and will be subject to earnings and financial requirements, and other conditions prevailing at that time.

The following table sets forth the dividends per share paid or payable on our common shares in each of the last three most recently completed fiscal years.

Dividends per Share Paid or Payable
Common Shares

2004	$0.11
2005	$0.11
2006	$0.11

ITEM 7 — DESCRIPTION OF CAPITAL STRUCTURE

7.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Details of the Corporation’s capital structure are discussed under the heading “Outstanding shares” on page 67 of the 2006 Management’s Discussion & Analysis and are disclosed in Note 19 to the Consolidated Financial Statements, which are incorporated herein by reference.

7.2	CONSTRAINTS

There are no constraints imposed on the ownership of our securities to ensure that we have a required level of Canadian ownership.

7.3	CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation.

There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

The credit ratings afforded the debt securities by the rating agencies are not recommendations to purchase, hold, or sell the debt securities inasmuch as such ratings do not comment on market price or suitability for a particular investor.

The following table sets out ratings we have received in respect of its outstanding debt securities from the ratings agencies as of December 31, 2006.

	Dominion Bond	Moody’s Investor
	Rating Service	Service	Standard & Poor’s

Senior Unsecured Notes and Debentures	BBB	Baa2	BBB
Ratings Outlook	Stable	Stable	Stable

A description of the rating categories of each of the rating agencies in the table above is set out below.

Dominion Bond Rating Service (DBRS)

The BBB rating assigned to the Corporation’s senior unsecured notes and debentures is the fourth highest of ten rating categories for long-term debt, which range from AAA to D. DBRS uses “high” and “low” designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a “high” or “low” designation indicates that our rating is in the “middle” of the category. The BBB rating indicates that in DBRS’ view, the rated securities are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

DBRS also assigned a stable outlook to the ratings, which provides DBRS’ opinion regarding the outlook of the ratings.

Moody’s Investor Services (Moody’s)

The Baa2 rating assigned to our senior unsecured notes and debentures is the fourth highest rating of Moody’s nine rating categories for long-term debt, which range from Aaa to C. Moody’s appends numerical modifiers from 1 to 3 on its long-term debt ratings from Aa to Caa, which indicate where the obligation ranks in its ranking category, with 1 being the highest. Obligations rated Baa are defined by Moody’s as being subject to moderate credit risk.

Moody’s also assigned a stable outlook to the ratings, which is Moody’s opinion regarding the likely direction of the ratings over the medium term.

Standard & Poor’s (S&P)

The BBB rating assigned to the Corporation’s senior unsecured notes and debentures are the fourth highest rating of S&P’s ten ratings categories for long-term debt which range from AAA to D. Issuers of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.

S&P also assigned a stable outlook to the ratings, which is S&P’s assessment of the potential direction of the rating over the intermediate term.

ITEM 8 — MARKET FOR SECURITIES

8.1	TRADING PRICE AND VOLUME

Our Common Shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol: “AGU”.

The following table sets out the high and low price and trading volume of the common shares on the TSX for 2006 on a monthly basis.

Month	High Price	Low Price	Closing Price	Volume
(2006)	($Canadian)	($Canadian)	($Canadian)	(in 000’s)

January	28.25	25.19	27.10	7,243
February	30.87	25.25	28.30	10,975
March	31.00	26.57	29.46	12,662
April	30.50	27.60	28.90	7,202
May	31.36	26.97	26.99	9,812
June	27.88	22.32	25.92	16,616
July	27.51	25.31	27.41	8,745
August	27.55	24.56	25.67	10,401
September	30.56	25.44	30.20	11,537
October	32.85	28.88	31.31	14,533
November	35.90	31.01	35.06	9,614
December	36.88	33.02	36.54	7,857

The following table sets out the high and low price and trading volume of the common shares on the NYSE for 2006 on a monthly basis.

Month	High Price	Low Price	Closing Price	Volume
(2006)	($U.S.)	($U.S.)	($U.S.)	(in 000’s)

January	24.51	21.50	23.85	7,840
February	26.85	22.30	24.91	13,750
March	26.62	23.62	25.26	13,150
April	26.59	24.65	25.82	11,884
May	28.45	24.15	24.53	16,148
June	24.99	20.12	23.22	16,953
July	24.32	22.25	24.24	9,885
August	24.34	22.22	23.18	8,838
September	27.38	22.50	26.99	9,741
October	28.98	25.70	28.02	19,278
November	30.98	27.42	30.84	17,341
December	31.83	29.00	31.49	15,204

8.2	PRIOR SALES

In the most recently completed financial year, the Corporation did not issue (a) any shares that are not listed or quoted on a marketplace or (b) any subordinated debt securities.

ITEM 9 — ESCROWED SECURITIES

To the knowledge of the Corporation, none of the securities of the Corporation are subject to escrow.

ITEM 10 — DIRECTORS AND OFFICERS

10.1	NAME, OCCUPATION AND SECURITY HOLDING

Information is given below with respect to each of the current directors, including all current positions held with the Corporation, present principal occupation and principal occupations during the last five years. The term of office of each director expires at the end of the 2007 Annual General Meeting.

	Year first became
Name and	Director of the
Municipality of Residence	Corporation	Present principal occupation or employment

Frank W. Proto(1)(4) Regina, Saskatchewan	1993	Corporate Director. Board Chair of Agrium Inc.

Neil Carragher(1)(3) Toronto, Ontario	1996	Corporate Director. President, The Corporate Partnership Ltd. (a mergers and acquisitions company)

Ralph S. Cunningham(1)(2) Houston, Texas	1996	Group Executive Vice President and Chief Operating Officer of Enterprise Products G.P., L.L.C., the General Partner of Enterprise Products Partners L.P.

D. Grant Devine(3)(4) Caronport, Saskatchewan	1993	Corporate Director. Farmer and rancher. President, Grant Devine Farms and Consulting Services Ltd.

Germaine Gibara(2)(3) Montreal, Quebec	2004	Corporate Director. President, Avvio Management Inc.

	Year first became
Name and	Director of the
Municipality of Residence	Corporation	Present principal occupation or employment

Russell K. Girling(1)(3) Calgary, Alberta	2006	President, Pipelines, of TransCanada Corporation, and Chairman and Chief Executive Officer of TC Pipelines, L.P.

Susan A. Henry(2)(4) Ithaca, New York	2001	Ronald P. Lynch Dean of the College of Agriculture and Life Sciences and Professor at Cornell University, Ithaca, New York

Russell J. Horner(2)(4) Vancouver, British Columbia	2004	Corporate Director

Frank W. King(3)(4) Calgary, Alberta	1996	Corporate Director. President & Chief Executive Officer, Metropolitan Investment Corporation

A. Anne McLellan, P.C.(3)(4) Edmonton, Alberta	2006	Corporate Director

Harry G. Schaefer, FCA(1)(4) Calgary, Alberta	1998	Corporate Director and Business Advisor

Michael M. Wilson Bragg Creek, Alberta	2003	President & Chief Executive Officer of Agrium Inc.

Victor J. Zaleschuk, CA(1)(2) Calgary, Alberta	2002	Corporate Director

(1)	Member of the Audit Committee.

(2)	Member of the Human Resources & Compensation Committee.

(3)	Member of the Corporate Governance & Nominating Committee.

(4)	Member of the Environment, Health & Safety Committee.

All directors have held the office and principal occupation identified above for not less than five years except as follows: Dr. Cunningham from March 22, 2005 to November 23, 2005 was Chairman of Texas Eastern Products Pipeline Company, L.L.C. and prior to March 2005 he was a Corporate Director; Mr. Girling prior to June 2006 was Executive Vice President, Corporate Development and Chief Financial Officer of TransCanada Pipelines Limited, and prior to March 2003, Executive Vice President and Chief Financial Officer of TransCanada Pipelines Limited; Mr. Horner resigned effective February 23, 2007 as President and Chief Executive Officer of Catalyst Paper Corporation; Ms. McLellan prior to January 23, 2006 was a Member of Parliament for Edmonton Centre (riding also known as Edmonton Northwest and Edmonton West), and served as Deputy Prime Minister of Canada, Minister of Public Safety and Emergency Preparedness and Minister of Health; Mr. Wilson prior to October 2003, was President & Chief Operating Officer of the Corporation, and prior to October 2002, was Executive Vice President & Chief Operating Officer of the Corporation.

Executive Officers

Name and Municipality	Position with the Corporation
of Residence	and Principal Occupation

Frank W. Proto Regina, Saskatchewan	Board Chair (part-time basis)

Michael M. Wilson Bragg Creek, Alberta	President & Chief Executive Officer

Name and Municipality	Position with the Corporation
of Residence	and Principal Occupation

William A. Boycott Brantford, Ontario	Vice President, and President, Advanced Technologies Business Unit

Stephen G. Dyer Calgary, Alberta	Vice President, Manufacturing

Patrick J. Freeman Calgary, Alberta	Vice President & Treasurer

Richard L. Gearheard Centennial, Colorado	Senior Vice President, and President, Retail Business Unit

James M. Grossett Bragg Creek, Alberta	Senior Vice President, Human Resources

Kevin R. Helash High River, Alberta	Vice President, Marketing & Distribution

Angela S. Lekatsas Calgary, Alberta	Vice President & Corporate Controller

Gordon R. Miller Clovis, California	Vice President, Retail West Region

Andrew K. Mittag Calgary, Alberta	Senior Vice President, Corporate Development & Strategy

Leslie A. O’Donoghue Calgary, Alberta	Senior Vice President, General Counsel & Corporate Secretary

Christopher W. Tworek Calgary, Alberta	Vice President, Supply Management

Tom E. Warner Rio, Illinois	Vice President, Retail East Region

Bruce G. Waterman Calgary, Alberta	Senior Vice President, Finance & Chief Financial Officer

Ron A. Wilkinson Calgary, Alberta	Senior Vice President, and President, Wholesale Business Unit

All of the officers have held the office and principal occupation identified above or a substantially similar position for not less than five years with the exception of: Mr. Wilson, prior to October 2003 was President & Chief Operating Officer of the Corporation, and prior to October 2002 was Executive Vice President & Chief Operating Officer of the Corporation; Mr. Boycott, prior to July 1, 2006 was General Manager for Kenai Nitrogen Operations, and joined the Corporation in June of 2003; Mr. Dyer, prior to December 2005 was Director, Business Development, prior to July 2005 was Director, Strategic Development, prior to March 2005 was Manager, Transportation, and prior to June 2002 held a variety of managerial and leadership roles within the Corporation; Mr. Grossett, prior to April 2002 was Senior Vice President, Human Resources at Molson Inc. (a brewing company); Mr. Helash, prior to September 2005 was Senior Director, NAW Sales, prior to June 2004 was Director, NAW Sales, and prior to October 2003 was Manager, Canadian Sales; Ms. Lekatsas, prior to November 2005 was Controller, prior to August 2005 was Manager, Corporate Reporting, and prior to April 2003 was a Senior Manager in the Audit and Assurance practice at Deloitte; Mr. Miller was and continues to be the President of Western Farm Service, Inc. (a wholly owned subsidiary of the Corporation) and prior to August 3, 2005 was Vice President of Western Farm Service, Inc.; Mr. Mittag, prior to December 2005 was President & CFO of Rockland

Capital Partners, L.L.C. (private advisory firm), and prior to April 2003 was Vice President, Corporate Strategy & Development at TXU Corp. (large electric company based in Dallas); Mr. Warner was and continues to be the President of Crop Production Services, Inc. (a wholly owned subsidiary of the Corporation) and prior to August 3, 2005 was the Vice President of Crop Production Services, Inc.; Mr. Wilkinson, prior to February 2005, was Senior Vice President, North America Wholesale, prior to October 2004, was Vice President, Operations & Technology of the Corporation, and prior to August 2003 was Director, Technical Services of the Corporation.

Directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over approximately 355,518 common shares or 0.267 percent of the common shares outstanding as at December 31, 2006.

10.2	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director, executive officer, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is as at February 21, 2007, or within the ten years prior to February 21, 2007, has been, a director or executive officer of any other issuer, that while that person was acting in that capacity:

•	Was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

•	Was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

•	Or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was the subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; and,

•	Has individually, within the 10 years prior to February 21, 2007, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

No director, officer or promoter of the Corporation has, within ten years prior to the date of this AIF, been subject to any penalties or sanctions imposed by a court or securities regulatory authority.

10.3	CONFLICTS OF INTEREST

To the knowledge of the Corporation, no director or executive officer of the Corporation has an existing or potential conflict of interest with the Corporation or any of its subsidiaries, joint ventures or partnerships.

ITEM 11 — PROMOTERS

During the three most recently completed financial years, the Corporation has not utilized the services of a person or company as a promoter as the term is defined.

ITEM 12 — LEGAL PROCEEDINGS

Environmental claims were filed in the Superior Court of California in the second quarter of 2005 and in January 2007 against a subsidiary of the Corporation and others for the remediation of water supply contamination by Trichloropropane (TCP) pollution. The defendants include manufacturers, distributors and applicators of products containing TCP. Unspecified general and punitive damages are claimed. Punitive damages are not claimed against the subsidiary of the Corporation under the 2005 claim, and it is unknown at this time whether they are claimed under the 2007 claims. Discovery for the 2005 claim has commenced, but there has been no discovery commenced for the 2007 claims.

ITEM 13 — INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, the Corporation confirms that, as of February 21, 2007, there were no directors or executive officers of the Corporation or an associate or affiliate of a director or executive officer of the Corporation with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation.

ITEM 14 — TRANSFER AGENT, REGISTRAR, AND TRUSTEES

The transfer agent and registrar for the Corporation’s common shares is:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada, M5C 2W9
Telephone:
Outside North America (416) 643-5500
Inside North America (800) 387-0825
Website: www.cibcmellon.com

The Trustee for the Corporation’s unsecured notes and debentures is:

The Bank of New York Trust Company, N.A.
Corporate Trust Division
277 West Monroe Street
26th Floor
Chicago, Illinois 60606
Telephone: (800) 275-2048

ITEM 15 — EXPERTS

15.1	NAMES OF EXPERTS

The Consolidated Financial Statements of the Corporation for the year ended December 31, 2006 included in the Corporation’s 2006 Annual Report filed under National Instrument 51-102 Continuous Disclosure (NI 51-102) portions of which are incorporated by reference to this AIF, have been audited by KPMG LLP.

15.2	INTERESTS OF EXPERTS

As of February 21, 2007, KPMG LLP and the partners of KPMG LLP do not hold any registered or beneficial ownership directly or indirectly in the securities of the Corporation or its associates or affiliates.

ITEM 16 — AUDIT COMMITTEE

16.1	AUDIT COMMITTEE CHARTER

Attached as Schedule 16.1 is the Charter for the Corporation’s Audit Committee.

16.2	COMPOSITION OF THE AUDIT COMMITTEE

Members of the Audit Committee are Harry G. Schaefer (Chair), Neil Carragher, Ralph S. Cunningham, Russell K. Girling, Frank W. Proto and Victor J. Zaleschuk. Mr. Zaleschuk has been appointed by the Board to succeed Mr. Schaefer as the Chair of the Audit Committee effective upon Mr. Schaefer’s retirement from the Board on May 9, 2007. Each member of the Audit Committee is independent and financially literate.

16.3	RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS OF THE AUDIT COMMITTEE

Name
(Director Since)	Principal Occupation and Full Biography

Mr. Harry G. Schaefer, FCA
(May 6, 1998)

Other Public Directorships
•  Vice Chair and a director of each of TransCanada Pipelines Limited (an energy transportation company) and of TransCanada Corporation (a holding company)
• a Trustee of Fording Canadian Coal Trust (a coal mining trust)	Mr. Schaefer is a corporate director, business advisor and the principal of Schaefer & Associates Ltd. Mr. Schaefer is the former Chair of the Alberta Chapter of the Institute of Corporate Directors. Mr. Schaefer is the former Board Chair, from 1991 to 1996, of TransAlta Utilities Corporation (a utility company) having served as the Chief Financial Officer of TransAlta from 1975 to 1993, and the former Board Chair of Crestar Energy Inc. (an energy company). Mr. Schaefer was the first Adjunct Professor at the Faculty of Business at the University of Calgary, became a Fellow of the ICAA in 1990, the first Canadian recipient of the Financial Executives Institute Distinguished Service Award in 1993, and a 2004 recipient of a Fellowship Award from the Institute of Corporate Directors.

Mr. Neil Carragher (December 12, 1996) Other Public Directorships • The Westaim Corporation (a technology company) • NUCRYST Pharmaceuticals Corp. (a pharmaceutical technology company)	Mr. Carragher is the President of The Corporate Partnership Ltd. (a mergers and acquisitions company). Mr. Carragher was formerly a corporate turnaround specialist and a mergers and acquisitions advisor.

Dr. Ralph S. Cunningham
(December 12, 1996)

Other Public Directorships
•  EnCana Corporation (an energy company)
•  Enterprise Products Partners L.P. (a midstream energy partnership)
• TETRA Technologies, Inc. (an oil and gas services company)	Dr. Cunningham is Group Vice President and Chief Operating Officer of Enterprise Products G.P., L.L.C. (a midstream energy partnership). Dr. Cunningham is also Board Chair of TETRA Technologies, Inc. Dr. Cunningham is an Advisory Director of Pilko & Associates, a Houston, Texas based management and consulting firm specializing in advising multi-national companies on environmental, health & safety governance and management systems. Dr. Cunningham is the former Board Chair of Texas Eastern Products Pipeline Company, LLC. (a petrochemical company), former director of Enterprise Products G.P., LLC, former President and Chief Executive Officer of CITGO Petroleum Corporation (an energy company), former Vice Chairman of Huntsman Corporation (a chemical company), former President of Texaco Chemical Company (an energy company), former Chairman and Chief Executive Officer of Clark Oil Refining Corporation (an energy company), former President of Tenneco Oil Processing and Marketing (an energy company), and held a number of supervisory and management positions at Exxon Company (an energy company). Dr. Cunningham holds a Ph.D. in Engineering.

Name
(Director Since)	Principal Occupation and Full Biography

Mr. Russell K. Girling
B. Comm., M.B.A. (Finance)
Calgary, Alberta
(May 9, 2006)

Other Public Directorships
•  TC Pipelines, L.P. (a pipeline limited partnership)
• NOVA Gas Transmission Ltd. (an Alberta gas pipeline company)	Mr. Girling is President, Pipelines, of TransCanada Corporation (a diversified energy and pipeline company), and Board Chairman and Chief Executive Officer of TC Pipelines, L.P. (a pipeline limited partnership). Mr. Girling is currently a director of NOVA Gas Transmission Ltd. (an Alberta gas pipeline company), which is affiliated with TransCanada Corporation. Mr. Girling is also a former Board Chair of TransCanada Power, L.P. (now EPCOR Power L.P.), and a former director of Bruce Power Inc. (a nuclear power company). Mr. Girling was previously President of TransCanada Gas Services, a division of TransCanada Corporation, Executive Vice President, Power of TransCanada Energy and the Executive Vice President, Corporate Development and Chief Financial Officer of TransCanada Corporation. Mr. Girling is also a former director of the Alberta Children’s Hospital Fund.

Mr. Frank W. Proto (March 1, 1993) Other Public Directorships None	Mr. Proto is Board Chair (serving on a part-time basis) of Agrium Inc., and Board Chair of Nelson Group Inc. (an investment company). Mr. Proto is a former Chair of the Petroleum Technology Research Centre at the University of Regina, a former President and Chief Executive Officer of Wascana Energy Inc. (an energy company), a former Chair of SaskEnergy Inc. (a natural gas distribution and transmission company), and a former member of the Canada Newfoundland Offshore Petroleum Board (a regulatory agency). He is a former director of Chieftain Development Ltd. (an energy company), Century Sales and Service Limited (an industrial company) and Saskatchewan Telecommunications Holding Corporation (SaskTel) (a telecommunications company).

Mr. Victor J. Zaleschuk, C.A. (October 3, 2002) Other Public Directorships • Nexen Inc. (an energy company) • Board Chair of Cameco Corporation (a uranium company).	Mr. Zaleschuk is the former President and Chief Executive Officer of Nexen Inc. Prior to becoming President of Nexen Inc., Mr. Zaleschuk was a Senior Vice President and Chief Financial Officer of Nexen Inc. Before joining Nexen Inc., Mr. Zaleschuk was a senior financial executive in the energy sector.

16.4	PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has delegated to the Chair of the Committee the authority to act on behalf of the Committee between meetings of the Committee with respect to the pre-approval of audit and permitted non-audit services provided by KPMG LLP from time to time. The Chair reports on any such pre-approval at each meeting of the Committee.

16.5	EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The following table sets out the fees billed to us by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2005 and 2006. During these years, KPMG LLP was our only external auditor.

Category	Year Ended December 31,
	2005	2006

Audit Fees(1)	$777,000	$1,940,500
Audit-Related Fees(2)	63,000	105,000
Tax Fees(3)	277,500	181,100
All Other Fees(4)	56,000	4,000

Total	$1,173,500	$2,230,600

(1)	For professional services rendered by KPMG LLP for the audit and review of our financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements. The increase in audit fees in 2006 over 2005 is primarily attributable to and reflective of the additional work that was required in 2006 to comply with section 404 of the Sarbanes-Oxley Act of 2002.

(2)	For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees” above, including audits of the combined financial statements for North America Retail Operations for the fiscal years 2005 and 2006; audits of the financial statements for VU Partnership for the fiscal years 2005 and 2006; and compliance reports relating to contractual debt arrangements.

(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and international jurisdictions; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services.

(4)	For services provided by KPMG LLP other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above, consisting of miscellaneous corporate reporting, compliance and transaction services.

(5)	The above amounts exclude billings from KPMG USA to Royster-Clark which had been pre-approved by the Royster-Clark audit committee in the amounts of: Audit Fees ($nil), Audit-Related Fees ($nil), Tax Fees ($374,700) and All Other Fees ($nil) related to 2006.

ITEM 17 — ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interest of insiders in material transactions, where applicable, is provided in the Corporation’s management proxy circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information as provided in the Corporation’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.

The Corporation will provide to any person, upon request made to the Corporate Secretary of Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8:

(a)	When securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed and respecting a distribution of its securities;

(i) one copy of this annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

(ii) one copy of the consolidated financial statements of the Corporation for its most recently completed financial year, together with the accompanying report of its auditor, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the management proxy circular of the Corporation with respect to its most recent annual meeting of shareholders that involved the election of directors; and

(iv) one copy of any documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under items (i) to (iii) above; or

(b)	At any time, one copy of any other documents referred to in items (a) (i), (ii) and (iii) above.

Additional information relating to Agrium may be found on our website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

SCHEDULE 16.1

AGRIUM INC.

AUDIT COMMITTEE

CHARTER

PART I

Establishment of Committee

1.	Committee

The Audit Committee (the “Committee”) is established by the Board of Directors primarily for the purpose of overseeing the accounting and financial reporting processes of the Corporation and the reviews and audits of the financial statements of the Corporation.

The Audit Committee shall assist the Board of Directors in fulfilling the Board’s oversight responsibilities by monitoring, among other things:

(a)	the quality and integrity of the financial statements and related disclosure of the Corporation;

(b)	compliance by the Corporation with legal and regulatory requirements that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

(c)	the independent auditor’s qualifications and independence; and

(d)	the performance of the Corporation’s internal audit function and independent auditor.

2.	Composition of Committee

The Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three directors, provided that each member of the Committee shall be determined by the Board to be:

(a)	an independent director for the purposes of and pursuant to the Corporation’s Corporate Governance Guidelines;

(b)	an “unrelated” and “independent” director as defined in and for the purposes of any applicable governance guidelines or listing standards of any stock or securities exchange upon which the securities of the Corporation are from time to time listed;

(c)	an “independent” director for the purposes of any applicable corporate, securities or other legislation or any rule, regulation, instrument, policy, guideline or interpretation under such legislation; and

(d)	financially literate.

At least one member of the Committee shall have accounting or related financial management experience or expertise. The Committee shall be entitled to take any action at a meeting of the Committee in the absence of such member or members.

No member of the Committee shall serve on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Corporation’s Audit Committee and discloses such determination in the Corporation’s annual management proxy circular.

3.	Appointment of Committee Members

The members of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance & Nominating Committee. The members of the Committee shall be appointed at the time of each annual meeting of Shareholders, and shall hold office until the next annual meeting, or until they are removed by the Board or until they cease to be directors of the Corporation.

PART II

Committee Procedure

4.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Corporate Governance & Nominating Committee and shall be filled by the Board if the membership of the Committee is fewer than three directors. The Board may remove and replace any member of the Committee.

5.	Committee Chair

The Board shall appoint a Chair for the Committee. The Chair may be removed and replaced by the Board.

6.	Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.

8.	Regular Meetings

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least quarterly. The Committee at any time may, and at each regularly scheduled Committee meeting shall, meet without management present and shall meet periodically with management, the Manager, Internal Audit and the independent auditor. The Committee shall also meet separately with the independent auditor at every regularly scheduled meeting of the Committee at which the independent auditor is present.

9.	Special Meetings

The Chair, any two members of the Committee, the Manager, Internal Audit, the independent auditor or the Chief Executive Officer may call a special meeting of the Committee.

10.	Quorum

Three members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

11.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12.	Agenda

The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

13.	Delegation

The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

14.	Access

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Corporation.

15.	Attendance of Officers at a Meeting

At the invitation of the Chair of the Committee, one or more officers or employees of the Corporation may, and if required by the Committee shall, attend a meeting of the Committee.

16.	Procedure, Records and Reporting

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). Without limiting the foregoing, the Committee shall report to the Board any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements within the Committee’s purview, the performance and independence of the Corporation’s independent auditors, or the performance of the internal audit function.

17.	Outside Consultants or Advisors

The Committee when it considers it necessary or advisable, may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

PART III

Mandate of Committee

18.	Oversight in Respect of Financial Disclosure and Accounting Practices

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	meet with management and the independent auditor to review and discuss, and to recommend to the Board for approval prior to public disclosure, the audited annual financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations;

(b)	review, discuss with management and the independent auditor, and recommend to the Board for approval prior to public disclosure:

(i)	the annual information form;

(ii)	the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant information within the Committee’s mandate;

(iii)	all financial statements included in prospectuses or other offering documents;

(iv)	all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus; and

(v)	any significant financial information respecting the Corporation contained in a material change report.

(c)	meet with management and the independent auditor to review and discuss, and to approve prior to public disclosure, the unaudited quarterly financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations, and the quarterly interim reports;

(d)	review, discuss with management and the independent auditor, and approve prior to public disclosure:

(i)	any unaudited interim financial statements, other than quarterly statements; and

(ii)	any audited financial statements, other than annual statements, required to be prepared regarding the Corporation or its subsidiaries or benefit plans if required to be made publicly available or filed with a regulatory agency;

(e)	review and discuss with management and the independent auditor prior to public disclosure:

(i)	each press release that contains significant financial information respecting the Corporation or contains estimates or information regarding the Corporation’s future financial performance or prospects;

(ii)	the type and presentation of information to be included in such press releases (in particular, the use of “pro forma” or “adjusted” non-GAAP information); and

(iii)	financial information and earnings guidance provided to analysts and rating agencies;

provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made) and that the Committee need not discuss in advance each instance in which the Corporation may provide earnings guidance or presentations to rating agencies;

(f)	receive and review reports from the Corporation’s Disclosure Committee;

(g)	review with management and the independent auditor major issues regarding accounting principles and financial statement presentations, including any significant changes in the

Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

(h)	based on its review with management and the independent auditor, satisfy itself as to the adequacy of the Corporation’s procedures that are in place for the review of the Corporation’s public disclosure of financial information that is extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of those procedures;

(i)	review with management and the independent auditor (including those of the following that are contained in any report of the independent auditor): (1) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (2) all critical accounting policies and practices to be used by the Corporation in preparing its financial statements, (3) all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the treatment preferred by the independent auditor, and (4) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

(j)	review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures and transactions on the Corporation’s financial statements;

(k)	review the plans of management, the independent auditor and the Manager, Internal Audit regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(l)	review with management, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

(m)	review disclosures by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(n)	discuss with management the Corporation’s material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s financial risk assessment and financial risk management policies; and

(o)	periodically meet with management separately from the Manager, Internal Audit, or the independent auditor to discuss matters within the Committee’s purview.

19.	Oversight in Respect of the Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian and U.S. regulatory registration requirements, the Committee shall be directly responsible (subject to Board confirmation) for the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Corporation, such appointment to be confirmed by the Corporation’s shareholders at each annual meeting. The Committee shall also be directly responsible (subject to Board confirmation) for the approval of fees to be paid to the independent auditor for audit services, and shall pre-approve the retention of the independent auditor for any permitted non-audit service. The Committee shall also be directly responsible for the retention and oversight of the services of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. The independent auditor shall report directly to the Committee.

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review at least annually the independence of the independent auditor, including the independent auditor’s formal written statement of independence delineating all relationships between itself and the Corporation, review all such relationships, and consider applicable auditor independence standards;

(b)	consider whether, in order to assure continuing auditor independence, there should be regular rotation of the auditing firm itself;

(c)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

(d)	review at least annually the independent auditor’s written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with such issues;

(e)	review and evaluate the experience, qualifications and performance of the senior members of the audit team of the independent auditor;

(f)	evaluate annually the performance of the independent auditor, including the lead partner, taking into account the opinions of management and the Manager, Internal Audit, and report to the Board on its conclusions regarding the independent auditor and its recommendation for appointment of the independent auditor for the purpose of preparing or issuing any report or performing other audit, review, or attest services for the Corporation;

(g)	meet with the independent auditor prior to the annual audit to review the planning and staffing of the audit;

(h)	review with the independent auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

(i)	periodically meet separately with the independent auditor to review any problems or difficulties that the independent auditor may have encountered and management’s response, specifically:

(i)	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

(ii)	any changes required in the planned scope of the audit; and

(iii)	the responsibilities, budget, and staffing of the internal audit function;

and report to the Board on such meetings;

(j)	when applicable, review the annual post-audit or management letter from the independent auditor and management’s response and follow-up in respect of any identified weakness;

(k)	inquire regularly of management and the independent auditor whether there have been any significant issues between them regarding financial reporting or other matters and how they have been resolved, and intervene in the resolution if required;

(l)	receive and review annually the independent auditor’s report on management’s evaluation of internal controls and procedures for financial reporting;

(m)	review the engagement reports of the independent auditor on unaudited financial statements of the Corporation; and

(n)	review and approve the Corporation’s hiring policies regarding partners and employees and former partners and employees of the present and former independent auditor, (as more particularly described in Exhibit “A” attached hereto, as may be amended from time to time), including those policies that may have a material impact on the financial statements, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor who was a member of the Corporation’s audit team during the preceding three fiscal years and, in addition, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor (within the preceding three fiscal years) for senior positions within the Corporation, regardless whether that person was a member of the Corporation’s audit team.

20.	Oversight in Respect of Audit and Non-Audit Services

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, provided that the Committee need not approve in advance non-audit services where:

(i)	the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of revenues paid by the Corporation to the independent auditor during the fiscal year in which the non-audit services are provided; and

(ii)	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

(b)	disclose, through the Corporation’s periodic reports filed with applicable regulatory agencies, the approval by the Committee of a non-audit service to be performed by the independent auditor; and

(c)	if the Committee so chooses, delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section, provided that the decision of any member to whom authority is delegated to pre-approve a service shall be presented to the Committee at its next scheduled meeting.

If the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section.

21.	Oversight in Respect of the Internal Audit Function

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review the annual audit plans of the Manager, Internal Audit;

(b)	review the significant findings prepared by the Manager, Internal Audit and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto;

(c)	monitor compliance with the Corporation’s conflicts-of-interest policies that may have a material impact on the financial statements;

(d)	review the adequacy of the resources of the Manager, Internal Audit to ensure the objectivity and independence of the internal audit function;

(e)	consult with management on management’s appointment, replacement, reassignment or dismissal of the Manager, Internal Audit;

(f)	periodically review executive officers’ expenses and aircraft usage reports; and

(g)	ensure that the Manager, Internal Audit has access to the Chair, the Chair of the Board and the Chief Executive Officer, and periodically meet separately with the Manager, Internal Audit to review any problems or difficulties he or she may have encountered and specifically:

(i)	any difficulties that were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management;

(ii)	any changes required in the planned scope of the internal audit; and

(iii)	the internal audit function’s responsibilities, budget and staffing;

and report to the Board on such meetings.

22.	Oversight in Respect of Legal and Regulatory Compliance

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review with the General Counsel the Corporation’s compliance policies, legal matters, and any reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

(b)	establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(c)	periodically review the Corporation’s public disclosure policy.

23.	Limitations on Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management and the independent auditor. The Committee, its Chair, and any of its members who have accounting or related financial management experience or expertise are members of the Board of the Corporation appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Corporation, and are specifically not accountable nor responsible for the day-to-day operation or performance of such activities. A member or members having accounting or related financial management experience or expertise, or being designated as an “audit committee financial expert,” does not impose a higher degree of individual responsibility or obligation on such member. Rather, the role of any such members, like the role of all Committee members, is to oversee the accounting and financial reporting processes and not to certify or guarantee the accuracy or completeness of the internal or external audit of the Corporation’s financial information or public disclosure.

24.	Funding for Audit and Oversight Functions

The Committee shall have the sole authority to determine (subject to Board confirmation as required), and to require the Corporation to fund, (a) appropriate compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services; (b) appropriate compensation to any advisors to the Committee; and (c) administrative expenses necessary or appropriate to carrying out the Committee’s duties.

25.	Annual Evaluation

The Committee’s performance shall be evaluated annually, in accordance with a process developed by the Corporate Governance & Nominating Committee and approved by the Board, and the results of that evaluation shall be reported to the Corporate Governance & Nominating Committee and to the Board.

26.	Review of Committee’s Charter

The Committee shall assess the adequacy of this Charter on an annual basis and recommend any changes to the Board.

27.	Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

EXHIBIT “A”

Hiring Policies regarding Partners and Employees of the Independent Auditor and Certain of Their Family Members

The hiring of current partners and employees or former partners and employees of the Corporation’s independent auditor or certain of their family members shall be subject to Committee approval in advance of hiring in the following circumstances:

(a)	the hiring, for any position within the Corporation, of anyone who has served as a partner or employee of the independent auditor and who was a member of the Corporation’s audit team during any of the preceding three fiscal years; or

(b)	the hiring, for a senior position within the Corporation (including any accounting or financial reporting oversight role), of anyone who (i) has served as a partner or employee of the independent auditor during any of the preceding three fiscal years, regardless whether that person was a member of the Corporation’s audit team, or (ii) has served as a partner or employee of the independent auditor and (A) continues to influence the independent auditor’s operations or financial policies, (B) has capital balances in the independent auditor, or (C) has financial arrangements with the independent auditor other than a fully funded retirement plan providing the regular payment of fixed sums; or

(c)	the hiring, for any accounting or financial reporting oversight role within the Corporation, of the spouse or spousal equivalent, parent, dependent, nondependent child, or sibling of anyone who, during any of the preceding three fiscal years, has served as a partner or employee of the independent auditor and who (i) was a member of the Corporation’s audit team, (ii) supervised or had direct management responsibility for the audit (including at all successively senior levels through the independent auditor’s chief executive), (iii) evaluated the performance or recommended the compensation of the audit engagement partner, (iv) provided quality control or other oversight of the audit, (v) provided 10 or more hours of non-audit services to the Corporation (or expects so to provide), or (vi) served in the office of the independent auditor in which the lead audit engagement partner primarily practiced in connection with the audit.

In considering whether to approve a proposed hiring under any of the foregoing circumstances, the Committee may take into account any advice by the General Counsel of the Corporation that a proposed hiring is not barred by the independence standards applicable to independent auditors of issuers of securities listed on the Toronto Stock Exchange or the New York Stock Exchange.

The Committee shall review annually a report by the Chief Financial Officer of the Corporation of any hiring during the preceding fiscal year of partners and employees of the Corporation’s independent auditor not falling within the foregoing circumstances, including the identity and position within the Corporation of such hired persons.